UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Xtant Medical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-5313323
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

664 Cruiser Lane, Belgrade, Montana	59714
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, par value $0.000001 per share	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: _____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

Our common stock, par value $0.000001 per share, is traded on the OTCQX marketplace under the symbol “BONE” and we have applied for listing on the NYSE MKT.

Authorized and Outstanding Capital Stock

Our Amended and Restated Certificate of Incorporation provides that we have authority to issue (i) 95,000,000 shares of common stock, par value $0.000001 per share, 11,886,101 of which are issued and outstanding as of October 13, 2015, and (ii) 5,000,000 shares of preferred stock, par value $0.000001 per share, none of which are issued and outstanding as of the date hereof. As of September 30, 2015, we also had outstanding warrants to purchase approximately 1,187,521 shares of our common stock.

Common Stock

Dividends

Our board of directors may authorize, and we may make, distributions to our common stockholders, subject to any restriction in our Restated Certificate of Incorporation and to those limitations prescribed by law and contractual restrictions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time. However, we have never paid cash dividends on our common stock or any other securities. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

Fully Paid and Non-Assessable

All outstanding shares of our common stock are fully paid and non-assessable.

Voting Rights

Each share of our common stock is entitled to one vote in each matter submitted to a vote at a meeting of stockholders, including in all elections for directors. Stockholders are not entitled to cumulative voting in the election for directors. Our stockholders may vote either in person or by proxy. Except in respect of matters relating to the election of directors and as otherwise provided in our Restated Certificate of Incorporation or required by law, all matters to be voted on by our stockholders must be approved by holders of a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by holders of all outstanding shares of common stock.

Preemptive and Other Rights

Holders of our common stock have no preemptive rights and have no other rights to subscribe for additional securities of ours under Delaware law, nor does our common stock have any conversion rights or rights of redemption. Upon liquidation, all holders of our common stock are entitled to participate pro rata in our assets available for distribution, subject to the rights of any class of preferred stock then outstanding.

Anti-Takeover Provisions

Our board of directors is divided into three classes, the members of each of which serve for staggered three-year terms. Our stockholders may elect only one-third of our board of directors each year. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our Amended and Restated Bylaws provide that only our board of directors, Chairman of the board or Chief Executive Officer may call a special meeting of stockholders.

The combination of these factors will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, these provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our stock and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We have elected to be subject to Section 203 of the Delaware General Corporation Law (“Section 203”), and we are prohibited from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting shares outstanding at the time the transaction began, excluding for purposes of determining the voting shares outstanding (but not the outstanding voting shares owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting shares that are not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the Company and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the Company involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any shares of the Company to the interested stockholder;

•	any transaction involving the Company that has the effect of increasing the proportionate share of the shares or any class or series of shares of the Company beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the Company.

In general, by reference to Section 203, an “interested stockholder” is an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status owned, 15% or more of the outstanding voting shares of the Company.

Transfer Agent

The transfer agent for our common stock is Corporate Stock Transfer, Inc.

Item 2. Exhibits.

Under the Instructions to Exhibits with respect to Form 8-A, no exhibits are required to be filed as the securities being registered on this form are (a) being registered on an exchange on which no other securities of the Company are registered, and (b) are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

XTANT MEDICAL HOLDINGS, INC.

By: /s/ John Gandolfo
Name: John Gandolfo
Title: Chief Financial Officer

Dated: October 14, 2015